1114 Avenue of the Americas, 23rd Floor New York, New York 10036.7703 USA P. 212.880.6000 | F. 212.682.0200 www.torys.com Chris Bornhorst cbornhorst@torys.com P. 212.880.6047

June 3, 2025

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Madeleine Joy Mateo

  Eric Envall

Re:	BAM Finance LLC

Registration Statement on Form F-3

Filed May 20, 2025

File No. 333-287449

Dear Ladies and Gentlemen:

On behalf of BAM Finance LLC (the “Company”), please find our response to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 28, 2025, with respect to the combined Registration Statement on Form F-10 (File No. 333-287429) and Form F-3 (File No. 333-287449) filed with the Commission on May 20, 2025 (the “Registration Statement”) by (i) Brookfield Asset Management Ltd. (“BAM”) and BAM Finance (Canada) Inc. (with respect to the Form F-10 portion of the Registration Statement) and (ii) the Company (with respect to the Form F-3 portion of the Registration Statement). The numbered paragraph below corresponds to the numbered comment in the Staff’s letter and the Staff’s comment is presented in bold italics.

General

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Please include the disclosure consistent with Rule 430B(b)(2) of Regulation C. In this regard, we note that you omit certain information in the filing, including, for example, the identities of the selling shareholders and amounts of securities to be registered on their behalf:

We respectfully acknowledge the Staff’s comment and advise the Staff that Rule 430B(b)(2) of Regulation C is not applicable to the Registration Statement. The Registration Statement was filed by the Company as part of a combined registration statement on Form F-10 and Form F-3, with the Form F-3 portion of the Registration Statement being filed solely to register the issuance by the Company from time to time of debt securities (which debt securities will be guaranteed by BAM). It is the Form

F-10 portion of the Registration Statement that registers the secondary offering of the class A limited voting shares (the “BAM Class A Shares”).

General Instruction II.B. of Form F-10 (Application of General Rules and Regulations) provides in part that the rules comprising Regulation C under the U.S. Securities Act of 1933, as amended (“Regulation C”) do not apply to filings on Form F-10 unless specifically referred to in Form F-10, and Rule 430B is not referred to in Form F-10. Therefore, we are of the view that the rules comprising Regulation C, and specifically, Rule 430B, do not apply to the Form F-10 portion of the Registration Statement (which includes the secondary offering of BAM Class A Shares). General Instruction II.B. of Form F-10 further states that instead of Regulation C, “the rules and regulations applicable in the home jurisdiction regarding the Form and method of preparation of disclosure documents shall apply to filings on this Form.” As a result, BAM is permitted, under the multijurisdictional disclosure system adopted by the United States and Canada, to prepare the Form F-10 as it relates to the secondary offering of BAM Class A Shares in accordance with Canadian prospectus disclosure requirements. In our capacity as Canadian counsel to BAM, we confirm that the disclosure included in the Form F-10 portion of the Registration Statement relating to the secondary offering of BAM Class A Shares by selling shareholders satisfies the applicable home country (i.e., Canadian) form requirements applicable for a Canadian base shelf prospectus (which do not require identifying selling shareholders by name or the amounts to be registered on their behalf). Based on the foregoing, we respectfully submit that the Form F-10 portion of the Registration Statement complies with the requirements of General Instruction II.B of Form F-10.

If there are additional comments or questions, please do not hesitate to contact the undersigned at (212) 880-6047.

Very Truly Yours,

By:	/s/ Chris Bornhorst
Chris Bornhorst Torys LLP

cc:	Kathy Sarpash, BAM Finance LLC

Mile Kurta, Torys LLP

Daniel Masliyah, Torys LLP

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